SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2005

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from to

Commission file number

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Personal Investment Plan

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON PERSONAL INVESTMENT PLAN

Date: June 29, 2006	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot

B. K. Rawot
Vice President and Controller
Eaton Corporation

Audited Financial Statements and
Supplemental Schedule
Eaton Personal Investment Plan
December 31, 2005 and 2004 and Year Ended December 31, 2005
With Report of Independent Registered Accounting Firm

Eaton Personal Investment Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Pension Administration Committee and the
  Pension Investment Committee — Eaton Corporation
We have audited the accompanying statement of net assets available for benefits of the Eaton Personal Investment Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Eaton Personal Investment Plan as of December 31, 2004 was audited by other auditors whose report dated June 29, 2005, expressed an unqualified opinion on the financial statement.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD
Cleveland, Ohio
June 14, 2006

Report of Independent Registered Public Accounting Firm
The Pension Administration Committee and the
  Pension Investment Committee — Eaton Corporation
We have audited the accompanying statement of net assets available for benefits of the Eaton Personal Investment Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP
Cleveland, Ohio
June 29, 2005

Eaton Personal Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at fair value:
Plan interest in Eaton Employee Savings Trust	$84,260,349	$81,004,285
Participant notes receivable	3,193,411	2,707,957

Total investments	87,453,760	83,712,242

Receivables:
Contributions:
Employer	4,559	5,785
Participants	69,460	85,979
Interest	3,061	2,988

Total receivables	77,080	94,752

Net assets available for benefits	$87,530,840	$83,806,994

See notes to financial statements.

Eaton Personal Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income:
Plan interest in Eaton Employee Savings Trust investment gain	$3,160,499
Interest	163,232

Total investment income	3,323,731

Contributions:
Participants	5,357,738
Employer	364,337
Rollovers	86,193

Total contributions	5,808,268

Transfer from other plan	3,016,617

Total additions	12,148,616

Deductions
Benefits paid to participants	8,357,695
Administrative expenses	32,635

8,390,330

Transfer to other plans	34,440

Total deductions	8,424,770

Net increase	3,723,846
Net assets available for benefits at beginning of year	83,806,994

Net assets available for benefits at end of year	$87,530,840

See notes to financial statements.

Eaton Personal Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004 and
Year Ended December 31, 2005
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Eaton Personal Investment Plan (the Plan) have been prepared under the accrual basis of accounting.
Investment Valuation and Income Recognition
Effective January 3, 2002, trustee responsibilities for the Plan were transferred from Key Trust Company of Ohio, N.A., to Fidelity Management Trust Company and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.
The investments of the Plan, except for the Eaton Stable Value Fund in the Master Trust, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies. The investment contracts within the Eaton Stable Value Fund are stated at contract value, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

Eaton Personal Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan
Effective July 1, 1996, Eaton Corporation (the Company or Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.
The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAMAW Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan; IUE Local 792, Jackson, Mississippi; IAMAW Local 2528, Hohenwald, Tennessee; PACE — Local 7433, Saginaw, Michigan; UAW Local 1404, Columbia City, Indiana; and United Employees Union, Elizabeth, New Jersey will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.
Eligible employees may elect to make before-tax or after-tax contributions from 1% to 17% of their compensation. For certain locations, the maximum employee contributions are 30% and eligible employees may receive a Company matching contribution of 50% up to 6% of their compensation, depending on the location. Eligible employees are 100% vested, subject to certain provisions as defined by each location. All contributions are allocated by the employee among the investment funds offered by the Plan. Effective May 1, 2003, catch-up contributions were permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation, as prescribed by the Internal Revenue Code.

Eaton Personal Investment Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Each participant’s account is credited with the participant’s contributions, employer matching contributions, if applicable, and allocations of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rates as determined daily by the trustee. Principal and interest are paid through payroll deductions.
All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2005 on behalf of the Plan.
The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.
Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.
3. Investments
Effective January 3, 2002, Fidelity Management Trust Company, trustee and record keeper of the Plan holds the Plan’s investment assets and executes investment transactions and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

Eaton Personal Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
A summary of the investments of the Master Trust is as follows:

	December 31
	2005	2004

Registered investment companies	$1,205,693,957	$1,094,819,401
Eaton common shares	681,419,041	762,087,126
Guaranteed investment contracts	121,193,933	124,947,892
Common collective trusts	114,671,154	115,012,357
U.S. government securities	100,191,289	105,110,762
Corporate debt instruments	46,162,926	57,353,396
Interest-bearing cash	31,246,681	41,114,942
Non interest-bearing cash	2,185,559	—
Receivables	184,900	—
Pooled separate accounts	428,491	420,748

Total investments	$2,303,377,931	$2,300,866,624

The Plan had a 3.7% and 3.5% interest in the investments of the Master Trust as of December 31, 2005 and 2004, respectively.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2005, is as follows:

Interest and dividend income	$69,538,718
Net appreciation in fair value of investments:
Eaton Common Shares Fund	(52,986,119)
Registered investment companies	38,669,415
Eaton Fixed Income Fund	3,215,842

$58,437,856

At December 31, 2005, the Eaton Fixed Income Fund was comprised of U.S. government securities (63%), corporate debt instruments (29%), interest-bearing and non interest-bearing cash (7%), and pooled separate accounts (1%).

Eaton Personal Investment Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions With Parties in Interest
Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.
During 2005, the Master Trust received $13,305,236 in common stock dividends from the Company.
6. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Transfers In and Transfers Out
On September 23, 2005, a deposit was made to the Plan of $2,463,725. This deposit was the result of participants electing to rollover their funds from a 401(k) account held with Hayward Industries, Inc. Eaton acquired Hayward Filtration, a division of Hayward Industries, Inc. during 2005. The balance of the transfers relate to other Eaton Plans.

Eaton Personal Investment Plan
Notes to Financial Statements (continued)
8. Recently issued accounting pronouncements
In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive investment contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

Supplemental Information
Eaton Personal Investment Plan
EIN #34-0196300          Plan #162
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Lessor or Similar Party	Par or Maturity Value	Value

*Interest in Eaton Employee Saving Trust Master Trust		$84,260,349
*Participant notes receivable	5% – 10.5%, various maturity dates	3,193,411

		$87,453,760

*Indicates a party in interest to the Plan.